EXHIBIT 12

Radian Group Inc.

Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends

	2007	2006	2005	2004	2003
Net (loss) earnings	($1,290,299)	$582,172	$522,854	$518,653	$385,901
Federal and state income taxes	(778,616)	231,097	217,485	206,939	145,578

(Loss) Earnings before income taxes	(2,068,915)	813,269	740,339	725,592	531,479
Equity in net (loss) income of affiliates	416,541	(256,993)	(217,692)	(180,550)	(105,476)
Distributed income from equity investees	51,512	150,609	144,161	82,300	27,450

Net (loss) earnings	(1,600,862)	706,885	666,808	627,342	453,453

Fixed charges:
Interest	53,068	48,149	43,043	34,660	37,542
One-third of all rentals (2)	2,746	3,255	2,852	2,669	3,162

Fixed charges	55,814	51,404	45,895	37,329	40,704
Preferred dividends	0	0	0	0	0

Fixed charges and preferred dividends	55,814	51,404	45,895	37,329	40,704

Net (loss) earnings and fixed charges	($1,545,048)	$758,289	$712,703	$664,671	$494,157

Net (loss) earnings, fixed charges and preferred dividends	($1,545,048)	$758,289	$712,703	$664,671	$494,157

Ratio of net (loss) earnings and fixed charges to fixed charges	(1)	14.8x	15.5x	17.8x	12.1x
Ratio of net (loss) earnings, fixed charges and preferred stock dividends to fixed charges and preferred stock dividends	(1)	14.8x	15.5x	17.8x	12.1x

(1)	In 2007, earnings were not adequate to cover fixed charges in the amount of $1,545,048.
(2)	The amount of interest included in the calculation represents a reasonable approximation of the interest factor.